      EXHIBIT 99.1

Safe Bulkers, Inc. Reports Second Quarter and First Half 2008 Results and Declares Quarterly Dividend

Athens, Greece – August 11, 2008 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2008 and declared a quarterly dividend of $0.1461 per share.

Second Quarter 2008 Highlights

•

Net income of $44.5 million , an increase of 28% from $34.8 million in the second quarter of 2007, and earnings per share of $0.82, an increase of 28% from pro forma earnings per share of $0.64 in the second quarter of 2007.

•

EDITDA1 of $51.1 million , an increase of 33% from $38.4 million in the second quarter of 2007.

•

Net revenue for the second quarter 2008 increased by 48% to $51.4 million from $34.7 million during the same period in 2007. An average of 11 vessels were operated during the second quarter of 2008 earning a  Time Charter Equivalent (“TCE”)2 rate of $52,069 compared to an average 10.03 vessels and a  TCE rate of $37,924 during the second quarter of 2007.

•

Declaration of a pro-rated dividend of $0.1461 per share for the second quarter of 2008.

•

In June 2008, completed initial public offering and listing on the New York Stock Exchange (“ NYSE ”) ..

First Half 2008 Highlights

•

Net income and earnings per share of $68.1 million and $1.25 per share , for the six months ended June 30, 2008 compared to $154.8 million and $2.84 per share for the six months ended June 30, 2007, which includes $112.4 million gain on sale of assets in 2007.

Net income and earnings per share excluding gain on sale of assets increased by 60% from $42.5 million or $0.78 per share in the first half of 2007 to $68.1 million or $1.25 per share in the first half of 2008.

•

Net revenue for the half year ended June 30, 2008, increased by 55% to $100.7 million from $65.0 million during the same period in 2007. On average, 11 vessels operated earning a TCE rate of $50,889 in the first half of 2008 compared to an average of 10.44 vessels earning a TCE rate of $34,348 in the same period in 2007.

•

Adjusted EDITDA3of $81.0 million , an increase of 63% from $49.6 million in the same period of 2007.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.1461 per share payable on or about August 29, 2008 to shareholders of record at the close of trading of the Company's common stock on the NYSE on August 22, 2008.

The Company's current expectation is to pay a quarterly dividend of $ 0.475 per share.  The dividend announced by the Company today represents the pro rata portion of such amount for the period beginning June 3, 2008 (the date of closing of the Company's initial public offering) through June 30, 2008.  The Company has 54.5 million shares of common stock outstanding.

Fleet Expansion and Employment Profile

•

In July 2008, the Company acquired a high-quality Post-Panamax class vessel, which, after the delivery of all contracted newbuilds, will increase the Company’s fleet from 11 vessels currently in service to 20 vessels by the second half of 2010.

•

In July 2008, the Company announced that it entered into a 10-year time charter for a Capesize class vessel with a delivery date during the first half of 2010, at a gross daily rate of $40,000 less 1.00% total commissions.

•

In August 2008 the Company announced that it entered into a charter agreement for a minimum duration of 22 and a maximum duration of 24 months for a Panamax class vessel, with a delivery date on about April 2009, at a gross daily rate of $73,000 for the first 12 months of the charter term followed by $52,500 for the remaining period (an average daily rate of $63,000) less 1.25% total commissions.

•

Following the above transactions, as of the day of this press release, the Company’s operational fleet is comprised of 11 drybulk vessels with an average age of 3.23 years. The Company has also contracted for an additional 9 drybulk carriers with deliveries scheduled between the second half of 2008 and the second half of 2010.

•

As of July 31, 2008, the contracted employment of the Company’s fleet under period time charters is as follows: 95% of fleet ownership days for 2008, 89% for 2009 and 65% for 2010. This includes vessels which will be delivered to the Company in the future but have already been chartered-out as of their delivery date.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said:

“We are very pleased to announce our first results and to declare our first dividend as a public company. On June 3, 2008, we completed our listing on the NYSE, whereby our founders sold 10 million shares at $19 per share in our successful initial public offering, which is a further strategic milestone in the development of our company.

During the second quarter 2008, our net income increased by 28% compared to the same period of 2007 reflecting both higher charter rates and a larger fleet size.

We have benefitted from a balanced chartering policy which provides us with a high level of contracted base cash flow, but at the same time allows us to benefit from a continued strong market. Our most recent period time charter for one of our Panamax vessels that we announced earlier this month, at an average daily rate of $63,000 less 1.25% commissions for a period between 22 and 24 months, with nine months forward delivery, demonstrates our ability to develop direct business with the industry’s major charterers. It also indicates our commitment to pursue a prudent chartering strategy, as at this strong average daily rate there would be rather limited advantage to keep this vessel open, in pursuit of a further possible spot market upside.

We have taken advantage of our strong financial position to contract for the acquisition of a high-quality newbuild Post-Panamax class vessel.  This vessel acquisition, which we announced in July 2008, will increase our fleet to 20 vessels after the delivery of all contracted newbuilds by the second half of 2010.  Given our young and modern fleet, our strong cash flow generation and high time charter coverage, we are confident that we will be able to meet our objectives to profitably grow our business and to increase our distributable cash flow per share in the coming years.”

Conference Call

On Tuesday, August 12, 2008 at 10:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

In case of any problem with the above numbers, please dial 1 (866) 223-0615 (US Toll Free Dial In), 0(800) 694-1503 (UK Toll Free Dial In) or +44 (0)1452 586-513 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 19, 2008 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2008 Results

Net income increased 28% to $44.5 million for the second quarter of 2008 from $34.8 million of the second quarter of 2007. This increase is attributable to the following factors:

Net revenues: Net revenues were $51.4 million for the second quarter of 2008, a 48% increase compared to $34.7 million for the second quarter in 2007 due to an increase both in prevailing charter rates from a TCE of $37,924 to $52,069 and operating days from 913 to 986 for this period.  Net revenues for the second quarter 2008 compared to the first quarter 2008 increased by 4% from $49.3 to $51.4 million.

Vessel operating expenses: Vessel operating expenses increased to $4.8 million for the second quarter of 2008, a 50% increase compared to $3.2 million for the same period in 2007. This increase is attributable mainly to:

•

two scheduled dry-dockings undertaken in the second quarter of 2008, compared to none in the second quarter of 2007;

•

increased crew wages ;

•

an increase in ownership days ; and

•

 increased insurance cost due to increase of vessels’ insured values.

The daily vessel operating expenses increased to $4,826 for the second quarter 2008, compared to $3,541 for the second quarter of 2007. Daily vessel operating expenses are influenced considerably by the number of dry dockings during the reported period as the cost of dry dockings is recorded as an expense in the period incurred. During 2008 four dry-dockings are scheduled three of which have already been completed in the first half of 2008 and a fourth is expected to be undertaken in the second half of 2008.

General and administrative expenses: General and administrative expenses increased to $2.5 million for the second quarter of 2008, compared to $0.3 million for the second quarter of 2007, primarily attributable to $1.4 million of largely one-time expenses related to the Company’s initial public offering and $0.8 million related to the implementation of new management agreement terms effective on January 1, 2008.

Interest expense: Interest expense increased to $4.2 million in the second quarter of 2008 from $1.6 million for the same period in 2007, attributable primarily to additional indebtedness and conversion of certain existing loans into U.S. dollar currency (“USD”).  The weighted average interest rate was 4.165% in the second quarter of 2008, compared to 2.894% in the second quarter of 2007.  The weighted average of loans outstanding during the second quarter of 2008 was $401.9 million, compared to $221.9 million during the second quarter of 2007.  The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions (including advances for newbuildings) and indebtedness used for general corporate purposes, including dividends.

(Loss) / Gain on derivatives: Gain on derivatives increased to $7.2 million in the second quarter of 2008 compared to a loss of $0.5 million for the same period of 2007, as a result of the mark-to-market valuation of certain interest rate swap transactions.  At the end of the second quarter of 2008 there were seven interest rate swap transactions outstanding, while none were outstanding at the end of the second quarter of 2007. Through these interest rate swaps, the Company has effectively hedged the interest rate exposure of approximately 66% of its aggregate loans outstanding. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing long term interest rates at that time ..

Foreign currency gain / (loss): The effect of foreign currency exchange differences on loans denominated in foreign currencies was diminished in the second quarter of 2008  as most loans have been converted to USD.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED JUNE 30, 2007 AND 2008

	Three Months Period Ended		Six Months Period Ended
(In thousands of U.S. Dollars except for share and per share data)	June 30, 2007	June 30 2008	June 30, 2007	June 30, 2008
REVENUES:
Revenues	36,069	53,388	67,524	104,639
Commissions	(1,331)	(1,990)	(2,499)	(3,914)
Net revenues	34,738	51,398	65,025	100,725
EXPENSES:
Voyage expenses	(113)	(58)	(106)	(117)
Vessel operating expenses	(3,233)	(4,832)	(5,925)	(8,827)
Depreciation	(2,280)	(2,585)	(4,357)	(5,170)
General and administrative expenses - Management fee to related party	(260)	(2,511)	(513)	(4,717)
Early redelivery cost	-	(197)	(14,882)	(565)
Gain on sale of assets	-	-	112,360	-
Operating income	28,852	41,215	151,602	81,329
OTHER (EXPENSE) / INCOME:
Interest expense	(1,626)	(4,239)	(3,270)	(8,273)
Other finance costs	(27)	(77)	(81)	(160)
Interest income	340	205	551	582
(Loss) / gain on derivatives	(525)	7,160	(484)	4,568
Foreign currency gain / (loss)	7,825	234	6,575	(9,925)
Amortization and write-off of deferred finance charges	(19)	(18)	(81)	(44)
Net income	34,820	44,480	154,812	68,077
Pro form earnings per share	0.64	-	2.84	-
Pro forma weighted average number of shares[4]	54,500,000	-	54,500,000	-
Earnings per share	-	0.82	-	1.25
Weighted average number of shares	-	54,500,000	-	54,500,000

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2007 AND JUNE 30, 2008

(In thousands of U.S. Dollars)	December 31, 2007	June 30, 2008
ASSETS

Total current assets	98,883	26,024
Total fixed assets	308,340	347,080
Other noncurrent assets	434	8,165
Total assets	407,657	381,269
LIABILITIES AND EQUITY

Current portion of long-term debt	16,620	18,328
Long-term debt, net of current portion	306,267	388,096
Other liabilities	30,372	27,705
Shareholders equity/(deficit)	54,398	(52,860)
Total liabilities and equity	407,657	381,269

Fleet Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008

FLEET DATA
Number of vessels at period’s end	11.00	11.00	11.00	11.00
Weighted average age of fleet (in years)	2.11	3.12	2.11	3.12
Ownership days (1)	913	1,001	1,890	2,002
Available days (2)	913	986	1,890	1,977
Operating days (3)	913	986	1,890	1,970
Fleet utilization (4)	100.0%	98.5%	100.0%	98.4%
Average number of vessels in the period (5)	10.03	11.00	10.44	11.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$37,924	$52,069	$34,348	$50,889
Daily vessel operating expenses (7)	$3,541	$4,826	$3,135	$4,409

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA AND ADJUSTED EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008

Net Income	34,820	44,480	154,812	68,077
Plus Net Interest Expense	1,287	4,034	2,719	7,691
Plus Depreciation	2,280	2,585	4,357	5,170
Plus Amortization	19	18	81	44
EBITDA	38,406	51,117	161,969	80,982
Less Gain from Sale of Assets	-	-	(112,360)	-
Adjusted EBITDA	38,406	51,117	49,609	80,982

EBITDA represents net income plus net interest expense, tax, depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.

Adjusted EBITDA represents our EBITDA after giving effect to the removal of the gain on sale of assets for the relevant periods.  Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gains we have received through the sale of assets during the relevant periods.  We believe that this removal of the gain on sale of assets allows us to better illustrate the operating results of our vessels for the periods indicated.

EBITDA and Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded gain on sale of assets to derive an adjusted EBITDA figure as gain on sale is a non-recurring item.

Fleet Employment Profile as of July 31, 2008

Set out below is a table showing our vessels and their contracted employment. The contracted charter coverage based on the Company’s best estimate with respect to charter duration as of July 31, 2008 is:

2008 ………………………. ……………95%

2009 ………………………..……………89%
2010 ……………………………..………65%

This includes vessels that will be delivered to us in the future but have already been chartered-out as of their delivery date.

Vessel Name	Dwt	Year Built (a)	Shipyard (Country)	Charter Rate (b)	Time Charter Duration (c)
				($/day)
Panamax class

MV Efrossini	76,000	2003	Japan	69,600 (1st) 59,600 (2nd) 49,600 (3rd)	Feb 2008-Feb 2011
MV Maria	76,000	2003	Japan	67,000(1st) 46,000(2nd) 46,000(3nd)	Feb 2008-Feb 2011
MV Vassos	76,000	2004	Japan	43,000 OPEN (g) 29,000	Oct 2007-Nov 2008 Dec 2008 Jan 2009-Jan 2014
MV Katerina	76,000	2004	Japan	62,000 73,000 52,500	Feb 2008-Mar 2009 Apr 2009-Mar 2010 Apr 2010-Feb 2011

MV Maritsa	76,000	2005	Japan	53,500 OPEN(g) 28,000(d)	Jan 2008-Feb 2009 Mar 2009-Jan 2010 Feb 2010-Feb 2015

Kamsarmax class

MV Pedhoulas Merchant	82,300	2006	Japan	38,500 75,000(e)	Nov 2007-Nov 2008 Nov 2008-Nov 2009
MV Pedhoulas Trader	82,300	2006	Japan	76,500 69,000(1st) 56,500(2nd) 42,000(3rd) 20,000(4th) 20,000(5th)	June 2008-July 2008 July 2008-July 2013
MV Pedhoulas Leader	82,300	2007	Japan	36,750	Dec 2007-Dec 2009

Post-Panamax class

MV Stalo	87,000	2006	Japan	48,500 OPEN(g) 34,160	July 2007-Aug 2009 Sept 2009-Mar 2010 Apr 2010-Mar 2015
MV Marina	87,000	2006	Japan	72,200 OPEN(g) 61,500(1st) 51,500(2nd) 41,500(3rd) 31,500(4th) 21,500(5th)	June 2008-Aug 2008 Sept 2008- Nov 2008 Dec 2008-Dec 2013
MV Sophia	87,000	2007	Japan	89,500 OPEN(g) 34,720	July 2008-Aug 2008 Sept 2008- Oct 2008 Nov 2008-Nov 2013

NEWBUILDS
Kamsarmax class

Hull no. 2054	81,000	Q1,2010	Korea	OPEN(g)
Hull no. 2055	81,000	Q2,2010	Korea	OPEN(g)

Post-Panamax class

MV Eleni	87,000	Nov 08	Japan	70,000 66,400 34,160	Nov 2008-Oct 2009 Oct 2009-Mar 2010 Mar 2010-Mar 2015
MV Martine	87,000	Jan 09	Japan	40,500	Jan 2009-Jan 2014

Hull no. 1039	92,000	Q3,2009	Korea	OPEN(g)
Hull no. 1050	92,000	Q1,2010	Korea	OPEN(g)

[TBD] (f)	90,000+	H2, 2010	(f)	OPEN(g)

Capesize class
MV Pelopidas	176,000	Q1,2010	China	40,000	H1 2010-H1 2020
MV Kanaris	176,000	Q1,2010	China	OPEN(g) 25,928	Q1 2010-Oct 2011 Nov 2011-Nov 2031

(a)

For newbuilds, the dates shown reflect the expected delivery dates. Q and H followed by a number denote the relevant quarter or half year respectively.

(b)

Numerical notation adjacent to the charter rate denotes the year in which this is applicable.

(c)

Stated delivery / redelivery dates could alter according to charter contract and reflect company’s best estimate as of July 31,  2008.

(d)

Average rate quoted among various options which could alternatively be exercised.

(e)

Charterer holds option to extend charter duration to five years, in which case the average rate will be $45.000.

(f)

Information not disclosed.

(g)

Vessel is available for new charter party contracts either in the spot or in the period time charter market.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s fleet consists of 11 drybulk vessels, all built post 2003, and the Company has contracted to acquire an additional nine drybulk newbuild vessels to be delivered at various times beginning in the second half of 2008 through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 895-7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 EBITDA represents net income plus interest expense, tax, depreciation and amortization.  See "EBITDA Reconciliation".

2 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

3 Adjusted EBITDA represents EBITDA after giving effect to the removal of the gain on sale of assets of $112.4 million for the six months ended June 30, 2007. See "EBITDA Reconciliation".

4 Gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with our initial public offering.